Exhibit 99.7

Global Manufacturing Company Transforms Customer Experience
with NICE inContact CXone

Fortune 100 manufacturing business deployed NICE inContact CXone to over 3,000 agents in
48 countries to support diverse, global contact center environments

Salt Lake City, July 9, 2019 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced that a multi-industry manufacturing company focused on innovative technology solutions for global industries, has significantly improved its contact center operations, including seeing a significant uptick in Net Promoter Score® in one division, by implementing NICE inContact CXone globally to over 3,000 agents in 48 countries. The company’s executive leadership identified improving the customer experience (CX) as a key business initiative, and recognized the contact center as a lynchpin to their efforts to make CX easier, regardless of location.

The global manufacturing leader has more than 200 contact center locations across the globe. NICE inContact CXone is helping drive its CX transformation and NPS improvements by powering a consistent experience and view of the customer across locations and business units. CXone unified and intelligent cloud customer experience platform gives the company the ability to quickly see when issues arise, along with the insight to address issues just as quickly in order to increase first contact resolution. CXone allows the company to deploy virtual contact centers across multiple physical sites without any hardware.

The global manufacturing company relies on NICE inContact CXone coaching and real-time monitoring tools, unified on CXone, to enhance agent training. Dashboards, analytics and reporting give supervisors the insights they need to provide targeted feedback, helping agents resolve customer issues faster and more efficiently. The company recognizes that better equipped supervisors and agents mean better customer experiences.

“We’re excited to work with this global manufacturing leader to help power their global customer experience transformation and achieve their NPS improvement goals. Today, businesses of all sizes and across all industries are transforming their contact centers in order to meet changing customer expectations, and manufacturing is certainly not an exception,” said Paul Jarman, NICE inContact CEO. “To compete in today’s customer experience economy, both B2C and B2B companies are investing in cloud contact center software to give agents the flexibility and tools they need to drive faster resolutions and deliver exceptional customer experiences with each and every interaction.”

Contact centers of all sizes are increasingly turning to NICE inContact CXone to transform customer experiences based on its proven scalability, reliability, security and innovation leadership with AI-powered, digital-first customer and agent experiences. CXone is an extensible, elastic, and open cloud platform that provides flexibility, enables integration with any CRM, ERP (enterprise resource planning) or custom application, and supports rapid and ongoing innovation to differentiate service offerings.

About NICE inContact CXone
NICE inContact CXone is the leading cloud customer experience platform. Only CXone unifies Omnichannel Routing, Analytics, Workforce Optimization, and Automation & Artificial Intelligence – providing a seamless customer and agent experience – as part of one enterprise-grade, cloud native platform. With its Open Cloud Foundation, CXone powers rapid innovation via open APIs, leading scalability and reliability (guaranteed 99.99 percent uptime), and carrier-grade connectivity (guaranteed voice quality).

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.